Exhibit 99.1

N E W S   R E L E A S E

Investor Contacts:

Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

All currency figures stated in this report are in US dollars.

The financial statement amounts in this report are determined in conformance with US GAAP.

In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.

CHARTERED REPORTS RESULTS FOR SECOND QUARTER 2004

•	Revenues of $255.8 million, up 100% from 2Q 2003 and up 12% sequentially, in line with guidance of up approximately 10-12% sequentially

•	Net income of $15.3 million, compared to net loss of $90.0 million in 2Q 2003 and guidance of a profit of $5.5 million to $13.5 million

•	Earnings per ADS of $0.06, compared to loss of $0.36 in 2Q 2003

•	Earnings per ordinary share of $0.01, compared to loss of $0.04 in 2Q 2003

SINGAPORE — July 23, 2004 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top three dedicated foundries, today announced results for second quarter 2004.

“In the second quarter, we saw further improvement in our performance, as we continued to execute our strategy put in place in late 2002 while capitalizing on strengthening market conditions,” said Chia Song Hwee, president & CEO of Chartered.

“Revenues from advanced technologies, which we define as 0.18 micron and below, comprised 46 percent of our business in the second quarter. And revenues from leading-edge 0.13-micron product now make up 17 percent of our total business base, compared to 6 percent in the year-ago period.

“We expect to continue building momentum in the marketplace around our 0.13-micron offering and the Chartered-IBM technology platform, enabling us to expand our market reach. For the first time, Chartered is engaging in the graphics market with our 0.13-micron technology and we expect volume shipment during the fourth quarter of this year.”

Summary of Second Quarter 2004 Performance

•	Revenues were $255.8 million in second quarter 2004, up 100.4% from $127.6 million in the year-ago quarter. Revenues including Chartered’s share of Silicon Manufacturing Partners (SMP or Fab 5) were $308.1 million, up 88.9% from $163.1 million in second quarter 2003, due to increases in all major market sectors with the largest contribution coming from the communications sector. Compared to first quarter 2004, revenues were up 12.0% from $228.4 million. Revenues including Chartered’s share of SMP were up 8.6% from $283.7 million in the previous quarter, driven primarily by the communications sector, followed by the computer sector.

•	Gross profit was $60.0 million, or 23.4% of revenues, an improvement from a loss of $32.4 million, or negative 25.4% of revenues in the year-ago quarter, primarily due to significantly higher revenues. Gross profit improved 34.5% sequentially from $44.6 million, or 19.5% of revenues in first quarter 2004, primarily due to higher revenues.

•	Research and development (R&D) expenses were $32.9 million, compared to $30.6 million in the year-ago quarter and $30.2 million in first quarter 2004, primarily due to increased investments to accelerate the Company’s technology roadmap which provides a breadth of processes, enabling systems-level integration.

•	Pre-production fab start-up costs, all related to Fab 7, were $8.1 million compared to $2.2 million in the year-ago quarter and $3.6 million in first quarter 2004, as the activity level increased in support of the Company’s plan to begin pilot production by the end of 2004.

•	Sales & marketing expenses were $9.6 million, down 6.0% compared to $10.2 million in the year-ago quarter, primarily due to lower financial support for customer prototyping activities. Compared to first quarter 2004, sales and marketing expense increased 13.6% from $8.4 million primarily due to net change in doubtful debt provision of $0.8 million.

•	General and administrative (G&A) expenses were $12.2 million, an increase of 176.1% compared to $4.4 million in the year-ago quarter. Second quarter 2003 G&A expense included a gain of $4.9 million resulting from equipment disposition. Excluding this gain, G&A expense increased 30.8% in second quarter 2004 compared to the year-ago quarter, primarily due to an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system. Compared to first quarter 2004, G&A expense increased 94.3% from $6.3 million. Included in first quarter 2004 G&A expense was a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement. Excluding this gain, G&A expense increased 31.4% in second quarter 2004 compared to the previous quarter, primarily due to an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system.

•	Other operating expenses were $0.7 million, all related to Fab 1 restructuring.

•	Equity in income (loss) of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was an income of $10.4 million compared to a loss of $2.2 million in the year-ago quarter, primarily due to significantly higher revenues. Equity in income of SMP decreased 8.9% from $11.5 million in first quarter 2004, primarily due to Chartered’s $1.8 million share of cost associated with termination of interest rate swaps and other related cost on early repayment of outstanding bank loans.

•	Other income was $17.0 million compared to $8.6 million in the year-ago quarter and $7.7 million in the previous quarter. Second quarter 2003 other income included a gain of $5.9 million associated with intellectual property licensing. Excluding this gain, other income increased $14.3 million in second quarter 2004 compared to the year-ago quarter. This increase is primarily due to the recognition of an income of $10.1 million and a previously deferred income of $6.0 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.

•	Net interest expense was $6.0 million, down 15.7% from $7.2 million in the year-ago quarter primarily due to lower interest expense resulting from lower effective interest rate due to hedging activities related to the convertible notes.

•	None of the losses in Chartered’s consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in second quarter 2004. CSP remained in a negative net worth position in second quarter 2004; therefore, Chartered continued to recognize 100% of the joint venture’s results, which were a loss of $17.2 million in the quarter, compared with a loss of $25.6 million in the previous quarter. At the end of the quarter, CSP’s net worth was negative $192.8 million.

•	Net income was $15.3 million, or 6.0% of revenues, an improvement of $105.2 million, compared to a net loss of $90.0 million or negative 70.5% of revenues in the year-ago quarter. Compared to first quarter 2004, net income improved $13.4 million. Excluding the income of $10.1 million resulting from the closure of a pending grant income matter and expense of $1.7 million related to an impairment charge resulting from the migration to an enhanced manufacturing system, net income would have been $6.9 million, within the range of the Company’s June 8 profit guidance.

•	Earnings per American Depositary Share (ADS) and earnings per share in second quarter 2004 were $0.06 and $0.01 respectively, compared with a loss per ADS and loss per share of $0.36 and $0.04 respectively in second quarter 2003.

Wafer Shipments and Average Selling Prices

•	Shipments in second quarter 2004 were 244.0 thousand wafers (eight-inch equivalent), an increase of 74.1% compared to 140.1 thousand wafers (eight-inch equivalent) in second quarter 2003, and an increase of 4.8% compared to 232.8 thousand wafers (eight-inch equivalent) shipped in first quarter 2004. Shipments including Chartered’s share of SMP in second quarter 2004 were 279.2 thousand wafers (eight-inch equivalent), an increase of 67.4% compared to 166.8 thousand wafers (eight-inch equivalent) in second quarter 2003 and an increase of 4.0% compared to 268.4 thousand wafers (eight-inch equivalent) in first quarter 2004.

•	Average selling price (ASP) was $1,048 per wafer in second quarter 2004, an increase of 6.9% from $981 per wafer in first quarter 2004, primarily due to product and customer mix. ASP including Chartered’s share of SMP was $1,103 per wafer in second quarter 2004 compared to $1,057 per wafer in first quarter 2004.

Capacity and Utilization

•	Capacity utilization in second quarter 2004 was 90% compared to 55% in the year-ago quarter, and 81% in first quarter 2004. Capacity in second quarter 2004 was essentially flat compared to second quarter 2003 and down approximately 7% from first quarter 2004. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table

Data including Chartered’s share of SMP
Thousand 8" equivalent	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Total wafers shipped	166.8	185.0	235.0	268.4	279.2
Total capacity	305.4	313.7	332.8	331.8	308.0
Utilization*	55%	59%	71%	81%	90%

*	Utilization calculation for second quarter 2004 excludes shipment of approximately 3,000 wafers (eight-inch equivalent) from Fab 1, which ceased operations as of March 31, 2004

Capacity by Fab

(Thousand 8" equivalent wafers)	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	Est 3Q 2004
Fab 1**	44.3	44.6	45.5	45.2	—	—
Fab 2	127.4	128.8	131.2	129.8	129.8	131.2
Fab 3	63.7	56.7	60.2	61.6	64.4	73.0
Fab 5 (Chartered’s share)	27.0	33.6	34.4	34.4	36.3	37.2
Fab 6	43.0	50.0	61.5	60.8	77.5	81.1

Total	305.4	313.7	332.8	331.8	308.0	322.5

**	Fab 1 ceased operations as of March 31, 2004

Market Dynamics

The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector

Revenues including Chartered's share of SMP				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Communications	49%	49%	47%	55%	55%
Computer	34%	33%	32%	28%	29%
Consumer	14%	15%	18%	14%	13%
Other	3%	3%	3%	3%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues including Chartered's share of SMP				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Americas	59%	62%	61%	66%	64%
Europe	21%	18%	16%	13%	14%
Asia-Pacific	15%	15%	19%	18%	18%
Japan	5%	5%	4%	3%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues including Chartered's share of SMP				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
0.13 and below	6%	8%	10%	12%	17%
Up to 0.15	8%	15%	16%	13%	8%
Up to 0.18	22%	16%	20%	20%	21%
Up to 0.25	17%	20%	16%	16%	19%
Up to 0.35	25%	23%	20%	22%	24%
Above 0.35	22%	18%	18%	17%	11%

Total	100%	100%	100%	100%	100%

0.18 and below	36%	39%	46%	45%	46%

Recent Highlights and Events

•	During the quarter, Chartered continued its efforts to expand industry acceptance of the Chartered-IBM leading-edge technology platform, with the addition of support from key design solutions providers. Cadence Design Systems, Magma Design Automation, Mentor Graphics Corporation, and Synopsys added nanometer-scale design libraries, electronic design automation (EDA) tools and standard foundry reference flows. These companies are working closely with Chartered and IBM to characterize design technologies, pre-verify design data and validate tool flows that are focused on lowering customer risk and cost associated with the adoption of leading-edge processes, starting at the 90nm node. This is part of the Chartered-IBM joint effort, initially announced in March 2004, to create the industry’s first cross-foundry design enablement program for 90nm and beyond with industry leaders in libraries, IP and EDA.

•	In June, Dialog Semiconductor announced the delivery of a new line of color liquid crystal display (LCD) drivers for the mobile phone market, utilizing value-added process solutions from Chartered and design solutions from eMemory Technology. The enhanced color LCD drivers are manufactured using eMemory’s pre-qualified solutions on Chartered’s 0.35-micron manufacturing process.

•	Chartered’s Fab 6 was recognized as “Top Fab” in 2004 by Semiconductor International, a leading US-based technical publication covering the global semiconductor industry. It is the second time Chartered has won this award after Chartered’s Fab 2 became the first dedicated semiconductor foundry to clinch the prestigious title in 1997.

•	During the quarter, Chartered received the “Excellent Wafer Supplier” award from Shanghai Fudan Microelectronics Company Limited, one of the leading fabless ASIC design and system-integration companies in China. Also, Chartered was named Foundry Supplier of the Year for 2003 by the Integrated Components Business Unit at SigmaTel, Inc., a leader in analog intensive, mixed-signal integrated circuits.

Review and Outlook

“Since April until early June, based on our internal forecast, we were expecting a sequential growth rate of roughly 7 percent for third quarter 2004. However, since the second half of June, we saw weakness in forecasts for the third quarter from customers in the communications sector and to a lesser extent in the consumer sector, though we also saw certain customers increasing orders. At this point, the weaknesses we are seeing could be broadly categorized into changes in product mix and inventory build related to specific customers,” said Chia.

“Based on our current outlook, we expect shipments including our share of SMP to be up approximately 3 percent in the third quarter. However, primarily due to product mix changes, we expect revenues to be essentially flat with previous quarter. Compared to the second quarter, we see strength in the computer sector offset by weakness in the communications and consumer sectors. We expect improvement in utilization of our mature capacity offsetting the effect of lower utilization in advanced technologies in Fab 6, in the third quarter. As a result, we now estimate the revenue contribution from 0.18-micron and below products to be approximately 40 percent, and 0.13 micron to be about 15 percent of total business base revenues,” said George Thomas, vice president & CFO of Chartered.

The outlook for the third quarter 2004 is as follows:

	2Q 2004	3Q 2004 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$255.8M	$255.0M, +/- $3M	Up 1% to down 2%
Revenues including Chartered’s share of SMP	$308.1M	$305.0M, +/- $4M	Flat to down 2%
ASP	$1,048	$1,004, +/- $20	Down 2% to 6%
ASP including Chartered’s share of SMP	$1,103	$1,054, +/- $25	Down 2% to 7%
Utilization	90%	90%,+/- 2% points	—
Gross profit	$60.0M	$58.0M, +/- $4M	—
Net income	$15.3M	$9.5M, +/- $5M	—
Earnings per ADS	$0.06	$0.04, +/- $0.02	—

*	Net income includes the negative profit impact from CSP accounting treatment, which was $8.4 million in second quarter 2004, and is projected to be approximately $16.2 million in third quarter 2004

Webcast Conference Call Today

Chartered will be discussing its second quarter 2004 results and third quarter 2004 outlook on a conference call today, July 23, 2004, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, July 22, 2004). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

Mid-Quarter Guidance

The Company provides a guidance update midway through each quarter. For third quarter 2004, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, September 3, 2004, Singapore time.

APPENDIX A

Reconciliation Table

In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				3Q04
	2Q 2003	1Q 2004	2Q 2004	Guidance
	Actual	Actual	Actual	Midpoint
Revenues(a)	$127.6M	$228.4M	$255.8M	$255.0M
Chartered’s share of SMP revenues	$35.5M	$55.3M	$52.3M	$50.0M
Revenues including Chartered’s share of SMP	$163.1M	$283.7M	$308.1M	$305.0M

ASP(a)	$911	$981	$1,048	$1,004
ASP of Chartered’s share of SMP revenues	$1,331	$1,554	$1,485	$1,413
ASP including Chartered’s share of SMP	$978	$1,057	$1,103	$1,054

(a)	Determined in accordance with US GAAP

Breakdown by Market Sector

Revenues (US GAAP)				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Communications	47%	45%	46%	52%	55%
Computer	32%	33%	31%	27%	26%
Consumer	17%	18%	20%	17%	15%
Other	4%	4%	3%	4%	4%

Total	100%	100%	100%	100%	100%

Chartered's share of SMP revenues				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Communications	59%	58%	51%	64%	52%
Computer	39%	33%	36%	31%	44%
Consumer	2%	8%	11%	3%	2%
Other	0%	1%	2%	2%	2%

Total	100%	100%	100%	100%	100%

Revenues including Chartered's share of SMP				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Communications	49%	49%	47%	55%	55%
Computer	34%	33%	32%	28%	29%
Consumer	14%	15%	18%	14%	13%
Other	3%	3%	3%	3%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues (US GAAP)				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Americas	64%	64%	65%	69%	68%
Europe	16%	13%	11%	9%	9%
Asia-Pacific	16%	19%	20%	19%	20%
Japan	4%	4%	4%	3%	3%

Total	100%	100%	100%	100%	100%

Chartered's share of SMP Revenues				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Americas	44%	55%	47%	56%	44%
Europe	40%	33%	34%	30%	42%
Asia-Pacific	10%	4%	14%	10%	11%
Japan	6%	8%	5%	4%	3%

Total	100%	100%	100%	100%	100%

Revenues including Chartered's share of SMP				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
Americas	59%	62%	61%	66%	64%
Europe	21%	18%	16%	13%	14%
Asia-Pacific	15%	15%	19%	18%	18%
Japan	5%	5%	4%	3%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues (US GAAP)				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
0.13 and below	8%	10%	13%	15%	18%
Up to 0.15	0%	0%	0%	0%	0%
Up to 0.18	12%	8%	17%	17%	18%
Up to 0.25	20%	27%	21%	20%	21%
Up to 0.35	32%	31%	26%	27%	30%
Above 0.35	28%	24%	23%	21%	13%

Total	100%	100%	100%	100%	100%

Chartered's share of SMP Revenues				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
0.13 and below	1%	0%	0%	2%	8%
Up to 0.15	35%	58%	69%	67%	48%
Up to 0.18	58%	40%	30%	30%	35%
Up to 0.25	6%	2%	1%	1%	9%
Up to 0.35	0%	0%	0%	0%	0%
Above 0.35	0%	0%	0%	0%	0%

Total	100%	100%	100%	100%	100%

Revenues including Chartered's share of SMP				Percentage of Total
	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004
0.13 and below	6%	8%	10%	12%	17%
Up to 0.15	8%	15%	16%	13%	8%
Up to 0.18	22%	16%	20%	20%	21%
Up to 0.25	17%	20%	16%	16%	19%
Up to 0.35	25%	23%	20%	22%	24%
Above 0.35	22%	18%	18%	17%	11%

Total	100%	100%	100%	100%	100%

About Chartered

Chartered Semiconductor Manufacturing, one of the world’s top three dedicated foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates four fabrication facilities with a fifth fab, the Company’s first 300mm facility, expected to begin pilot production by the end of 2004.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST: CHARTERED). Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the third quarter of 2004; projected revenues and average selling prices (including Chartered’s share of SMP); utilization rate, gross profit, net income and earnings per ADS; the momentum around our 0.13-micron offering and the Chartered-IBM technology platform; the improvement in utilization of our mature capacity offsetting the effect of lower utilization in advanced technologies in Fab 6 and the estimate the revenue contribution from 0.18-micron and below products, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

Determined in accordance with US GAAP

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
Net revenue	$127,639	$255,822	$231,486	$484,240
Cost of revenue	160,000	195,847	317,316	379,690

Gross profit (loss)	(32,361)	59,975	(85,830)	104,550

Operating expenses:
Research and development	30,583	32,850	63,110	63,020
Fab start-up costs	2,211	8,083	4,392	11,707
Sales and marketing	10,193	9,579	20,170	18,013
General and administrative	4,405	12,162	14,353	18,421
Other operating expenses	3,829	734	(20,963)	3,822

Total operating expenses	51,221	63,408	81,062	114,983

Operating loss	(83,582)	(3,433)	(166,892)	(10,433)
Equity in income (loss) of SMP	(2,209)	10,444	(282)	21,912
Other income	8,624	17,021	13,372	24,707
Interest income	3,288	2,964	7,033	5,454
Interest expense	(10,459)	(9,011)	(20,207)	(19,187)
Exchange gain (loss)	(449)	334	(213)	295

Income (loss) before income taxes	(84,787)	18,319	(167,189)	22,748
Income tax expense	(5,163)	(3,032)	(7,989)	(5,576)

Income (loss) before minority interest	(89,950)	15,287	(175,178)	17,172
Minority interest in loss of CSP	—	—	9,491	—

Net income (loss) prior to cumulative effect adjustment	(89,950)	15,287	(165,687)	17,172
Cumulative effect adjustment	—	—	(6,421)	—

Net income (loss)	$(89,950)	$15,287	$(172,108)	$17,172

Net earnings (loss) per share and ADS
Basic and diluted net earnings (loss) per share:
Prior to cumulative effect adjustment	$(0.04)	$0.01	$(0.07)	$0.01
Cumulative effect adjustment	—	—	—	—

Net income (loss) per share	$(0.04)	$0.01	$(0.07)	$0.01

Basic and diluted net earnings (loss) per ADS:
Prior to cumulative effect adjustment	$(0.36)	$0.06	$(0.66)	$0.07
Cumulative effect adjustment	—	—	(0.03)	—

Net income (loss) per ADS	$(0.36)	$0.06	$(0.69)	$0.07

Number of shares (in millions) used in computing :
Basic net earnings (loss) per share	2,502.0	2,508.8	2,500.3	2,507.6
Effect of dilutive options	—	10.2	—	11.8

Diluted net earnings (loss) per share	2,502.0	2,519.0	2,500.3	2,519.4

Number of ADS (in millions) used in computing :
Basic net earnings (loss) per ADS	250.2	250.9	250.0	250.8
Effect of dilutive options	—	1.0	—	1.1

Diluted net earnings (loss) per ADS	250.2	251.9	250.0	251.9

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

Determined in accordance with US GAAP

	As of
	December 31,	June 30,
	2003	2004
		(Unaudited)
ASSETS
Cash and cash equivalents	$905,472	$645,219
Receivables, net	176,788	178,054
Inventories	56,433	79,169
Other current assets	20,264	98,280

Total current assets	1,158,957	1,000,722
Investment in SMP	62,257	88,096
Property, plant and equipment, net	1,539,440	1,775,068
Technology licenses, net	126,713	124,253
Other non-current assets	133,660	168,165

Total assets	$3,021,027	$3,156,304

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	$71,543	$196,594
Accrued operating expenses	115,520	118,027
Current installments of long-term debt	223,660	269,314
Other current liabilities	65,912	49,257

Total current liabilities	476,635	633,192
Long-term debt, excluding current installments	989,092	935,982
Other non-current liabilities	60,745	71,271

Total liabilities	1,526,472	1,640,445
Shareholders’ equity	1,494,555	1,515,859

Total liabilities and shareholders’ equity	$3,021,027	$3,156,304

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

Determined in accordance with US GAAP

	For The Six Months Ended
	June 30,	June 30,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(172,108)	$17,172
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect adjustment	6,421	—
Equity in (income) loss of SMP	282	(21,912)
Depreciation and amortization	224,037	216,827
Foreign exchange loss	243	179
Minority interest in loss of CSP	(9,491)	—
Gain on disposal of property, plant and equipment	(5,492)	(1,126)
Cancellation of employee bonus award plan	(27,531)	—
Other	(6,413)	1,819
Changes in operating working capital:
Receivables	(19,285)	(23,631)
Inventories	(8,582)	(22,736)
Other current assets	(4,214)	(3,596)
Payables and accrued operating expenses	17,937	(6,199)
Other current liabilities	11,040	(4,162)

Net cash provided by operating activities	6,844	152,635

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and other assets	919	38,723
Purchase of property, plant and equipment	(166,873)	(392,655)
Payment for technology licenses	(33,180)	(29,223)
Payment for other investments and deposits	(70,000)	(35,000)

Net cash used in investing activities	(269,134)	(418,155)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	42,000	115,000
Repayments	(32,509)	(111,839)
Issuance of ordinary shares	1,562	1,835
Customer deposits, net	(9,307)	450

Net cash provided by financing activities	1,746	5,446

Net decrease in cash and cash equivalents	(260,544)	(260,074)
Effect of exchange rate changes on cash and cash equivalents	(243)	(179)
Cash and cash equivalents at the beginning of the period	1,210,925	905,472

Cash and cash equivalents at the end of the period	$950,138	$645,219